Exhibit 8.1

Subsidiaries of the Registrant

Company Name in English	Jurisdiction of Incorporation

Konami Digital Entertainment Co., Ltd.	Japan

KPE, Inc.	Japan

Konami Sports Life & Co., Ltd.	Japan

Konami Real Estate, Inc.	Japan

Konami School, Inc.	Japan

Konami Career Management, Inc.	Japan

The Club at Yebisu Garden Co., Ltd	Japan

HUDSON SOFT CO., LTD.	Japan

Konami Logistics & Service, Inc.	Japan

Internet Revolution Inc.	Japan

Konami Digital Entertainment, Inc.	U.S.A

Konami Gaming, Inc.	U.S.A

Konami Corporation of America	U.S.A

Hudson Entertainment, Inc.	U.S.A

Konami Digital Entertainment B.V.	Holland

Konami Digital Entertainment GmbH	Germany

Konami Digital Entertainment Limited	China

Konami Software Shanghai, Inc.	China

Konami Australia Pty Ltd	Australia